Appendix A
to the
OPERATING EXPENSES LIMITATION AGREEMENT
(as a percentage of daily net assets)

Series of Professionally Managed Portfolios	Operating Expense Limit

Osterweis Institutional Equity Fund	1.00%

Osterweis Emerging Opportunity Fund	1.50%

Osterweis Total Return Fund	0.75%

Approved by the Board: November 14, 2016

PROFESSIONALLY MANAGED PORTFOLIOS on behalf of the Funds listed on Appendix A	OSTERWEIS CAPITAL MANAGEMENT, LLC

By: __________________________________	By: __________________________________
Name: Elaine E. Richards	Name:
Title: President	Title:

Appendix A revised on: November 14, 2016 to add the new Osterweis Emerging Opportunity Fund and Osterweis Total Return Fund.